

ANGLOGOLDASHANTI

NYSE | JSE | GSE

OBUASI SITE VISIT

MARCH 2025

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

INVESTOR NOTE | DISCLAIMER

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti plc’s (the “Company”, “AngloGold Ashanti” or “AGA”) operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti’s external auditors.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures, including, for example, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure”, “non-sustaining capital expenditure”, “Adjusted EBITDA”, “Adjusted net debt” and “free cash flow”. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2024, which is available on its website.

Website: www.anglogoldashanti.com

The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti's Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2024 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. AngloGold Ashanti publishes its Mineral Resource and Mineral Reserve on an annual basis and has re-estimated its Mineral Resource and Mineral Reserve at 31 December 2024, taking into account economic assumptions, changes to future production, capital expenditure and operating costs (if any), depletion, additions as well as any acquisitions or disposals during 2024. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti's (or its joint venture partners') current mine plans. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti's investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti's actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, which can be found on pages 29 to 36 of AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024. These summary tables will also be presented in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the United States Securities and Exchange Commission ("SEC"). These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,900/oz (2023: $1,750/oz), a copper price of $3.50/lb (2023: $3.50/lb), a silver price of $23.00/oz (2023: $21.64/oz) and a molybdenum price of $12.00/lb (2023: $12.00/lb), unless otherwise stated. The Mineral Reserve at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,600/oz (2023: $1,400/oz), a copper price of $2.90/lb (2023: $2.90/lb) and a silver price of $19.50/oz (2023: $19.58/oz), unless otherwise stated.

The scientific and technical information in respect of AngloGold Ashanti's Mineral Resource and Mineral Reserve for the financial year ended 31 December 2024, contained in this document has been reviewed and approved for release by Mrs. TM Flitton, Chairperson of AngloGold Ashanti's Mineral Resource and Mineral Reserve Leadership Team, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA. Mrs. TM Flitton assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 23 years' experience in mining with 12 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this document, in the form and context in which it appears in the narrative disclosure.

OBUASI | VISIT ITINERARY

	Date/Time	Activity
Monday, 17th March 2025	8:00am	Site presentation
	9:30am	Underground Tour
	12:30pm	Lunch
	1:30pm	Underground tour
	5:00pm	Transfer to accommodation

	Date/Time	Activity
Tuesday, 18th March 2025	7:35am	Transfer to ODD
	8:30am	Surface Tour
	10:00am	Transfer to Kumasi
	1:00pm	Transfer to Accra



Biox TSF
South TSF
Cofkans Hotel
Core Yard
Mine Entrance
KMS
Adansi
Cote D'or
South Processing Plant
ODD Office
ODD Portal
Pastfill Plant
JOVS
GCS
KRS
N
Key Map
Obuasi Concession
Legend
Mine Entrance
Odd Office
Portal
Shaft
Ponds & Dams
South Processing Plant
Operational Footprint

OBUASI | OVERVIEW

- **Historically, Obuasi faced a number of challenges to safe, sustainable and profitable operations, including:**
  - Sub-optimal mining method – labour-intensive approach led to challenges including poor productivity, low development rates, high dilution
  - Ore body knowledge – insufficient drilling ahead of the production face hampered productivity, flexibility
  - Sprawling infrastructure – cumbersome, multi-shaft system over large footprint
- **In 2014, the mine was placed on limited operations and plans were completed to redesign and recapitalize the operation, in order to:**
  - Improve ore body knowledge through additional drilling to improve mine design and operating productivity
  - Ensure fit-for-purpose, mechanised mining method suited to the new mine design
  - Develop contractor mining model
  - Focus operating footprint to the south of the concession, ceding land back to the government for community use
  - Improve infrastructure by development of ODD decline, ventilation, process plant, pumping, tramming capacity plus refurbishment of KRS and KMS shafts
  - Design 10-year socio-economic development plan to improve community resilience, lessen dependence on mine and strengthen license to operate
- **This culminated in the Obuasi Redevelopment Plan launched in 2018, with first-gold poured in December 2019 and now in ramp-up to c.400,000oz a year**



OBUASI | REDEVELOPMENT PROJECT JOURNEY



TERMS OF REFERENCE
Mine taken to care and maintenance in 2016
World class orebody
Aging plant & Infrastructure Large footprint Large workforce (G&A)
UG ore, Vent and water challenges
Mixed mining methods
Phase 1
Phase 2
Phase 3
May 2014
Mar 2016
May 2018
Dec 2018
Sep 2019
Dec 2019
May 2021
Sep 2021
Dec 2021
Dec 2022
Dec 2023
Mar 2024
Dec 2024
LOM 2052
Limited Operating phase
FS
P300 Study
Board Approval
Phase 1 Design and Engineering
Plant 2000tpd commissioned
Phase 1 works Plant & KRS Infrastructure
First Gold Poured
Phase 1 Closeout
Phase 2 Plant and Mining Ramp up to 2,000tpd
Fatal Accident
Suspension of Operations
Phase 2 Closeout
Void Detection Paste Filling
Plant and Mining Ramp up to 4000tpd
Phase 3 Early works
Phase 3 Key UG infrastructure works
KMS RTS
KMVS
ORP 3 Closeout
50, 51 Mud and Shaft bottom works
Plant and Mining Ramp up to 6,000tpd
Operating world class mine
2000-4,000 tpd KMS
Dewatering
Ventilation
Material Handling
Block 11
Ground Conditions
END STATE
Delivery Obuasi into portfolio through three stepped phases
Long Term Tier one Asset
Modern and Technologically advanced mine
Technical solutions to historic production bottlenecks
Coexist with the community



TERRY STRONG

Senior Vice President for the Africa Business Unit at AngloGold Ashanti and is responsible for overseeing the Company's operations in Ghana, Tanzania and Guinea. He is a mining industry executive with over 30 years' experience working in Gold, Nickel, Diamonds, Copper, Lead and Zinc surface and underground mining sectors. Terry has a Bachelor of Engineering (Mining) from the University of Queensland and has a wealth of operational leadership experience managing large capital programs and complex mining operations. He was previously Managing Director for AngloGold Ashanti's Geita Gold Mine.



SAMUEL BOAKYE POBEE

Managing Director for AngloGold Ashanti's Obuasi Mine. Prior to this, he served as Managing Director for Iduapriem Gold mine. He is a mining engineer and brings seasoned operational leadership to his role. He earned his MBA from INSEAD and holds a master's degree in Geostatistics from the University of Adelaide. His professional background includes significant experience in operational and technical leadership within the mining sector, including management roles at Gold Fields, BHP and Barrick in Tanzania.



VITESH (VITS) MAHARAJ

Project Director for the Obuasi Mine Redevelopment at AngloGold Ashanti. He joined the company in 2017 and has extensive experience in mining operations across Africa. He holds an Engineering Qualification from the University of Cape Town (South Africa) and Management Qualification from University of Pretoria (Gibbs). Apart from Gold sector, his professional background includes the Diamond sector (De Beers) and Platinum Sector (Anglo American Platinum) where he held various operational and corporate leadership roles.

OBUASI | GEOLOGY



GEOLOGY | REGIONAL SETTING

Prolific Birimian Belts of West Africa

(West African Craton)

- Palaeoproterozoic age Birimian geology extends from Ghana to Senegal
- The Paleoproterozoic rocks in the vicinity of Obuasi consist of volcanosedimentary rocks of Birimian and Tarkwaian series
- The Birimian series rocks are intruded by voluminous intrusives, mostly granitoids of different ages
- Geological domains in the Obuasi deposit are sediments, mafic & felsic volcanics, and graphitic schist
- The deposit is localized on a major regional-scale NE-SW fault system



SENEGAL
MALI
BURKINA FASO
GUINEA
SIERRA LEONE
LIBERIA
IVORY COAST
GHANA
N
0
300 km
Sadiola
Massawa
Loulo
Fekola
Siguiri
Kalana
Morila
Syama
Banfora
Houndé
Tongon
Inata
Essakane
Bombore
Kiaka
Gaoua
Ity
Yaouré
Ahafo
Obuasi
Akyem
Chirano
Bogoso
Tarkwa
Abidjan
Accra
Baoulé-Mossi domain
Kénéma-Man Archean domain
Sassandra Fault
Atlantic Ocean
10°N
5°N
10°W
5°W
0°
Obuasi mine
Neoproterozoic and Phanerozoic sedimentary cover
Archean
Birimian granite / greenstone
Birimian sedimentary rocks
Tarkwa-like molasse depository
Major gold deposit

GEOLOGY | MINERALISATION

- Obuasi deposit comprises three identifiable trends: the Main trend, the Binsere trend c.5km NW of Main trend and Gyabunsu trend c.3km SE of Main trend
- Five major shear zones identified within Main trend, with Obuasi Fissure most prominent, extending roughly NE-SW over a strike length of c.8km and dipping largely NW at 65^0 to 90^0
- Gold mineralisation associated with and occurs within graphite-chlorite-sericite fault zones (shear zones) and characterized by strong pinch and swell characteristics
- Mineralisation is classified into two types: sulphide-hosted and quartz vein-hosted ores



Sulphide type

- associated with disseminated sulphides (arsenopyrite predominant)

Lower grade



Quartz vein type

- associated with free gold

Higher grade



OBUASI MINE GEOLOGICAL TRENDS
635000
640000
645000
650000
695000
690000
685000
680000
Nyankyirem
T3 Pit
Kunka North
Kunka South
Kunka A
T2 Pit
T1 Pit
Nyameso
OBUASI
Zak
Sansu North
Sansu West
Gyabunsu North
Gyabunsu West
Gyabunsu South
Blackies South
Tom Collins
F Fissure
Bediem
LEGEND
Obuasi Concession
Shafts
Gyabunsu Trend
Binsere Trend
Main Trend
Consolidated Operational Footprint
Pits
0
1.75
3.5
km
SRS: WGS UTM Zone 30N
Author: Seraphina Alormeney
Date: 28/12/2024

GEOLOGY | STRUCTURAL CONTROLS ON MINERALISATION

Geological risk management

- Ore-body variability and complexity in terms of:
  - pinch and swell structures
  - presence of multiple lodes
  - variable grade due to the high nugget nature of the deposit
  - geotechnical issues related to development in graphitic schists

Risk Amelioration

- Orebody displays high anisotropy and a high nugget effect
- Best way to reduce risk in terms of grade and ore width variability is to have sufficient drilling ahead of current mining faces
- Underground Reverse Circulation drilling being used for grade control



SECTION AT X=12300E
-360 mRL
-400 mRL
-440 mRL
-480 mRL
-520 mRL
-560 mRL
-600 mRL
2200 L
Structure
Mineralization
10960 mN
10998 mN
11036 mN
11074 mN
11112 mN
11150 mN
11188 mN
Legend
Footwall Lode (FW06)
Footwall Lode (FW07)
Footwall Lode (FW08)
Hanging wall Lode (HW02)
Metavolcanic
Obuasi Fisure (OF05)
Metasediment
Quartz
Graphite
Development
Scale: 1:1,200
Vertical exaggeration:
0m
50m

GEOLOGY | MINERALISATION DISTRIBUTION


KRS
KMS
CVS
ADANSI
C'DOR
Sansu 0.39Moz @7.98g/t
Block 8 1.33Moz @8.94g/t
Block 10 1.92Moz @9.69g/t
Block 1 0.55Moz @7.48g/t
Block 2 0.52Moz @8.75g/t
Adansi 0.34Moz @21.48g/t
5000 LEVEL
Block 11 1.71Moz @22.74g/t
Block 14
1000
1000
Sansu
Block 8
Block 10
Block 1
Block 2
C'DOR
Adansi
Block 11
Block 14
Mineral Reserve
Mineral Resource

Exclusive Mineral Resource*	Category	Tonnes million	Grade (g/t)	Contained gold (Moz)
at 31 December 2024	Measured	5.59	6.74	1.21
	Indicated	45.70	5.19	7.63
	Measured & Indicated	**51.29**	**5.36**	**8.84**
	Inferred	47.81	7.49	11.51

Mineral Reserve	Category	Tonnes million	Grade (g/t)	Contained gold (Moz)
at 31 December 2024	Proven	3.52	10.92	1.24
	Probable	15.73	10.90	5.51
	Total	**19.25**	**10.91**	**6.75**

**The Mineral Resource in this presentation is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated.*

Refer to the "Mineral Resource and Mineral Reserve" information included in Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K in AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve.

REDEVELOPMENT PROJECT PHASE 3 | UPGRADING INFRASTRUCTURE



ORP 3 | ADDRESSING INFRASTRUCTURE CHALLENGES


N
2 KRS
1 ODD Portal
3 KMS
4 Portal
SNVS
Blackies
GCVS
GCS
CAT300
KMVS-2
8 Cote D'or
9
BSVS
7 BIK3&4
1 Sansu
5 BIK1
2 BIK8L
41 RAIL
6 BIK2
Produce
Flooded Mine
3 BIK10
Develop
4 BIK11
Vent Shaft
Hoisting Shaft
Planned Vent Shaft
Decline
Stopes
Mining Sequence
Material Handling System

ORP3 at $160m capex was final phase of $812m budgeted reinvestment

Started 2017/18, ended in 2024

Addresses ***four*** historic infrastructure challenges at the deeper mine

Access to higher grade Obuasi Deeps ore body (Block 11)

ORP 3 | OBUASI DEEPS DECLINE IMPROVES ORE BODY ACCESS


OBUASI DEEPS DECLINE
JUNE 2013


12500 E
15000 E
17500 E
20000 E
GCS
JOVS
KRS
ODD
KMVS2
KMS
Cote D'or Portal
0 Elev
BSVS
Block 1
Block 2
SANSU
3200L
Cote D'or
Adansi
Legend
Vent Shaft
Hoisting Shaft
Sublevel Open Stoping
Underhand Drift and Fill
ODD (As-built)
ODD (Design)
Cote D'or Ramp
Rock Pass
Block 8
4100L
Block 10
Block 11
-2500 Elev



Decline Justification → Started – June 2013 → Suspended Jan 2016 → Restarted – Feb 2019 → Completion End 2027 reach 50Lvl

- Efficient access for mechanized mining
- Additional material handling infrastructure
- Second access/egress to/from “Deeps” areas
- Fresh air drive

ORP 3 | KMS WINDERS - IMPROVING LONG-TERM FLEXIBILITY







Technical Specifications
- Man-Material winder 100-person capacity
- Rock winder capable of 6,000tpd hoisting
- Shaft loading infrastructure
- Shaft off loading and bunker

Challenges Overcome
- Operating the mine while undertaking works – shaft schedules
- Replacement of older generation winder controls with thyristor-controlled equivalents

Main Objective
- Hoisting system from 50 and 44 levels
- Improving mining, materials handling flexibility
- Alleviating reliance on the decline and KRS

ORP 3 | UPGRADING PUMPING CAPACITY FOR ENTIRE MINE




ACTOM



Technical Specifications
- Pump Duty – 100l/sec/s
- Three pump sets
- Deep Level pumps from 50Level to 43/44Level to 29Level and to surface
- System capability 25.9ML/day

Challenges Overcome
- Ongoing dewatering while installing
- New shaft column installation
- New electrical and controls to operate from surface

Main Objective
- Pumping capacity for entire mine from two sets; third set as emergency spare
- Designed for 1/100-year flood event

ORP 3 | KMVS 2 – LARGEST RAISE BORE ON RECORD FOR VENT








PlantPAx
KMS Vent Fans

Technical Specifications

- Largest raise bore on record at 944m below surface
- Fan Duty - 750m3/s @ 5.00KPa
- Bifurcated Duct Design
- Shaft Diameter 6.5 m
- VSD drive

Challenges Overcome

- Poor ground formation
- Chippings handling with “small” infrastructure

Main Objective

- Additional vent to deeper mine
- “Vent On Demand” – Optimize Energy

ORP 3 | RAIL HAULAGE IMPROVES FLEXIBILITY, EFFICIENCY







Technical Specifications
- Lithium battery technology
- 4 x 50t Locomotives
- 2 spans x 10 wagons x 20t each
- 200t per trip
- 6,000t per day capacity

Challenges Overcome
- Tunnel support and steel sets
- Manual work
- Managing tip construction on the rail

Main Objective
- Allows ore/waste movement between south and north mine
- Reduces reliance on decline
- No diesel emissions, which provides health, environmental and ventilation benefits

ORP 3 | 50 LEVEL AND MUD CHALLENGES




KMS LEVEL
5100




KMS
SHA
FT
4800L
5000L
STATI
ON
Bulkhead
5000L
TO
BSVS
SHAFT
BOTTO
M
5000L
TO
ADANSI

Technical Specifications

- Second egress
- Access of deepest source of water
- Access to shaft bottom
- Access to 50 level

Challenges Overcome

- Mud build up on 50L
- Manual load out by hand

Main Objective

- New MV substation
- New water pumps
- Solid launch pad into 50L and below (Block 11)

ORP 3 | MATERIAL HANDLING UPGRADES - CONVEYOR, LOADING STATIONS







Technical Specifications
- Crusher plant to address oversize material underground
- Automated material handling from both 44L and 51L

Challenges Overcome
- Ore Pass rehabilitation

Main Objective
- Ability to crush underground
- Automated material handing and hoisting from control room
- Ability to hoist rather than truck future Block 11 material

ORP 3 | KMS SURFACE INFRASTRUCTURE UPRGADES








KWESI MENSAH SHAFT

Technical Specifications
- Capacity to support a 500-person mining crew at the KMS complex
- Focused management from KMS
- Centralized control room

Challenges Overcome
- Surface and underground concurrent operations
- Change a “scrapyard” to a functional operational mine

Main Objective
- Create a modern, advanced shaft complex within an older mine complex

OBUASI | HYBRID MINING APPROACH



OBUASI | IMPROVING SAFETY TRENDS

Total Recordable Injury Frequency Rate*
Injuries per million hours worked


1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
-
1.44
1.52
0.71
0.79
0.75
Group Ave 0.98
2020
2021
2022
2023
2024

TRIFR: *Total Recordable Injury Frequency Rate (TRIFR for the Group excludes non-managed joint ventures)*

MINING METHOD | OVERVIEW

- Original approach at restart was based on bulk mining method, i.e. **Sub-level open stoping**
- This method had its limitations once we encountered brittle ground conditions in high grade areas
- Necessitated pivot to **Underhand Drift and Fill**, a selective method better suited to higher-grade zones
- UHDF has now been trialed and proven, and is being ramped up
- Obuasi will employ a hybrid mining approach of:
  - SLOS in relatively lower-grade areas with more stable ground conditions
  - UHDF in relatively higher-grade areas with poor ground conditions
- The ramp up to c.400koz will be enabled by improved:
  - Infrastructure – ODD Decline, shafts, ventilation, tramming, ore passes, paste fill and pumping
  - Operating practises – Continuous improvement to ensure timely stope set-up for SLOS and development rates in general
  - Ore body knowledge – Use of Reverse Circulation Underground Drilling



THE CHALLENGE | IMPROVE ORE BODY KNOWLEDGE

Contrast between Open Pit vs Underground Drilling

- Ore bodies are typically large and structurally complex
- **Ore definition is challenging:**
  - manageable in Open pit with dense Reverse Circulation Grade Control drilling
  - UG difficult with broader spaced Diamond drilling

How can we apply the standards that work in open pit to our underground operations?


OPEN PIT
GRADE CONTROL
GQ
COSMO
UNDERGROUND
DIAMOND DRILLING
0
100
200m

OPEN PIT vs UNDERGROUND DRILLING STANDARDS

- Reverse circulation drilling is used almost exclusively in open pits to improve ore body knowledge, but hardly ever deployed in underground mines despite being cheaper and faster than diamond drilling
- Can we deploy RC Drilling for Grade Control in underground operations?


Reverse Circulation and Diamond Drilling in Open Pit
results in sufficient data with clear definition
Open Pit
High grade intercepts
Underground
Only Diamond Drilling in UG
results in insufficient data with poor definition.

* *Cross section from Sunrise Dam*

RC DRILLING GRADE CONTROL | SOLUTION DEVELOPMENT

UNDERGROUND REVERSE CIRCULATION DRILLING (UGRC)

UGRC Rig setup



Sample splitter



SOLUTION SUMMARY

Solution developed using ITH rigs with MDU Drilling and Sunrise Dam geology team:

- Surface RC drilling and sampling applied underground
- **Increase sample density** - 10m x 10m
- **Increase sample size** – 10 times larger than half core from Diamond Drilling
- 360° rings – cover two stoping levels from one location
- Wet sampling – dust suppression
- 150-200m/shift
- Faster and cheaper than diamond drilling

Key challenges, insights & learnings:

- New technique not used before Underground
- Wet sampling to manage dust – design & build new sample splitter
- **How different things look with lots of data…**

RC DRILLING GRADE CONTROL | OBUASI RESULTS

Diamond Drilling
Grade Control Model (20mx20m)


-700 Elev
-750 Elev
11000 N
11050 N

Reverse Circulation (RC) Drilling
Grade Control Model (10mx10m)


-700 Elev
-750 Elev
11000 N
11050 N

MODEL COMPARISON

	Diamond Grade Control Model			RC Grade Control Model			Differences		
Block	Tonnes	Grade	oz	Tonnes	Grade	oz	Tonnes	Grade	oz
Block 8 33 Level	579,466	9.3	173,179	811,734	8.6	224,273	+40%	-8%	+30%
Block 10 34 Level	81,352	5.35	13,991	98,935	10.41	33,112	+22%	+95%	+137%

SUMMARY | RCGC FOR UNDERGROUND

Applying common integrated operational approaches for underground mining is part of our operational strategy

Achieving the same level of ore body knowledge, which we generate for open pit operations was a key challenge that led us to test and prove **Reverse Circulation Grade Control drilling for Underground Operations**

The results has been significant and include:

- Obuasi - Improving Grade Control modelled ounces by 30-37%

Key business benefits:

- Define more gold
- Minimise ore loss and dilution
- Improve reconciliations
- Unlock uneconomic resources
- Allow bulk mining

We continue to drive applying this approach across our operations with Cuiabá and Sukari implementation currently in progress.

Improving ore body knowledge ensures we leave no gold behind, and is critical to our sustained operational success


RC + D/D Drilled O/Pit
D/D Drilled only U/G







RC DRILLING GRADE CONTROL | OBUASI TARGETS


KRS
GCS
ODD
KMS
CVS
ADANSI
SANSU
BLOCK 8
BLOCK 10
BLOCK 1
BLOCK 2
COTE D'OR
ADANSI
B10-T3
B1- 41L
B1-T2 &
B11- T4
CDO -T1
BSVS
BLOCK 2
SANS-T3
SAN-BLK8-
E LODES
B11-T2&3
ADANSI
Untested
zone
CAPITAL
EXPENSE
2025 TARGET
2026 TARGET
2027 TARGET
UG RC Drilling sites
Legend
CLASSF
[ABSENT]
MEASURED
INDICATED
INFERRED
BLUE SKY
B10 T5-S
B10-T4
B1- T2
B11- T4
B11- 50L
BLOCK 12
BLOCK 11
B11- T2&3
BLOCK 14
General
Mineralization Trend

Block 8	Block 10&11	Cote D'Or	Block 2
Resource conversion 3km of drilling at $0.40M to convert 40koz from inferred to indicated at $10/oz	**Resource conversion** 10.80km of drilling at $1.43M to convert 250koz of inferred to indicated at $5.6/oz	**Resource conversion** 10km of drilling at $1.48M to convert 500koz from inferred to indicated	**Block 2** resource conversion drilling to commence in 2027

SUB-LEVEL OPEN STOPING | SLOS



SLOS | OVERVIEW

Sub-Level Open Stoping

a selective and productive method of mining that can be employed for orebodies of varying thicknesses and dips

This includes two kinds of stopes

Transverse Open Stoping	Longitudinal Retreat Stoping
ore body width ***>15m***	*ore body width* ***<15m***

Paste fill used for primary stopes and uncemented rockfill for secondary stopes

A — **Plan View: Transverse Opening Stoping**



HW Contact
P
S
P
S
P
S
P
15 to 20m
XC
20m
FW Drive

- An x-cut is developed at the centre of the stope. A 'tee' along the hanging wall contact on the extraction level (lower) and on the upper level allows for the initial slot
- Primary TOS stopes are the initial stopes in the mining sequence which are surrounded by fresh rock

C — **Plan View: Longitudinal Retreat Stopes**



HW Contact
20m
Reef Drive
Longitudinal Retreat Stopes
Access XC

B — **b) Long Section View: Transverse**



- Stope heights are on average 20 - 25 m with a stope length along strike of 15-20 m.
- Secondary stopes are stopes that have at least one wall of cured paste fill or hydra fill from an adjacent primary stope.

D — **Long Section View: Longitudinal Retreat Stoping**



SLOS | OVERVIEW

A Typical Long sectional view of a SLOS stope


Upper Level
25m
25m
Slot Raise
Low Level
25m
15-25m

B Typical production ring layout in SLOS


5 m
5 m
25 m
Stope Limit
Stope Limit
5 m
5 m
15 m

SLOS | PLANNED SLOS BLOCKS



12500 E
15000 E
17500 E
20000 E
GCS
JOVS
KRS
ODD
KMVS2
KMS
Cote D'or
Portal
0 Elev
Block 1
(3.91Mt at 6.13g/t
for 0.77Moz)
Block 2
(3.14Mt at 6.96g/t
for 0.70Moz)
BSVS
SANSU
(2.89Mt at 5.89g/t
for 0.55MOz)
3200L
4100L
Cote D'or
(10.24Mt at 7.60g/t for
2.50Moz)
Adansi
(1.17Mt at 11.63g/t for
0.44MOz)
Legend
Vent Shaft
Hoisting Shaft
Sublevel Open Stoping
Underhand Drift and Fill
ODD (As-built)
ODD (Design)
Cote D'or Ramp
Rock Pass
Block 8 SLOS
(8.03Mt at 6.02g/t
for 1.55Moz)
Block 10 SLOS
8.62Mt at 6.88g/t
for 1.91Moz)
Block 11
-2500 Elev

Failures on Stope shoulders (2800 325 Stope)



Unstable Stope


Overbreaks
Overbreaks
2700L
326 Mined and paste-filled stope
325 Stope
324 Mined and paste-filled stope
2800L

Stable crown and walls



Stable Stope


2700 L
CMS
Designed Stope
2800 L

SLOS | LONGITUDINAL STOPING

Failures on Stope walls (2602 363 RDS)



Stable crown and walls (3400 260 RDS P7)



B) Excessive Overbreak


Hanging wall
Foot wall wall
Graphite
2603L
2.4m overbreak
2.1m overbreak
CMS
Stope breakarea
2600L

SLOS | SLOT OPENING IMPROVEMENT

- Management of slot charging and blasting by dedicated Mine Engineering team
- Introduction of easer-L to speed up with slot opening



Slot Opening
Slot opening (days)
Monthly Avg
2025 Target
H1/2024
Jul 24 – Feb 25 Avg.
8
19
6
6
3
9
4
5
14
12
3
2
3
5
-
3
FAP Target 3 days
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sept-24
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25
Jun-25
Jul-25
Aug-25
Sept-25
Oct-25
Nov-25
Dec-25
Hole Cleaning as % of Metres to Blast
Hole cleaning (%)
Actual
2025 Target
H1/2024
Jul 24 – Feb 25 Avg.
29%
19%
54
28
24
22
20
26
30
39
20
5
8
16
11
27
FAP Target 5%
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sept-24
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25
Jun-25
Jul-25
Aug-25
Sept-25
Oct-25
Nov-25
Dec-25

Easer L Rig



2025 TO 2028 MINE SCHEDULE

- Stopes: 12 – 18 per month
- Ore tonnes: 1.0 – 1.2 Mtpa
- Ounces: c.200koz/pa (2023 – 2024 avg. 223koz)
- Target mined grade: 5.0g/t – 7.0g/t



UNDERHAND DRIFT & FILL | UHDF



UHDF | TRANSITION TO UHDF – LOOK BACK AT FACTORS DRIVING THE CHANGE

RAMP UP IN GOLD PRODUCTION WAS HAMPERED BY POOR GROUND CONDITIONS



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Target:
400koz pa
Ø 223koz pa
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2023
224 koz
2024
221koz

- **Challenging ground conditions** led to excessive dilution and slot bridges. This resulted in significant rework given the need to redrill production holes and/or rehabilitate brows. Consequently, there were major delays to mining schedules as stopes are mined in a sequence.
- **Limited mining flexibility** due to lower development rates, therefore fewer working areas and developed stocks
- **Excessive dilution using SLOS in poor ground conditions** due to unplanned 'overbreak' leading to lower mined grade, ore loss and reduced bogging rates

IMPROVING DEVELOPMENT - KEY CAPABILITY FOR UHDF RAMP-UP



1,750
1,500
1,250
1,000
750
500
250
0
Development +50%
Record Performance in Q2 2024 after implementation of dedicated development crews 4142 vs 3693
2023 Q3 actual 2,962m
2024 Q3 budget 3,693m
2024 Q3 actual 4,142m
Actual
Annual ave.
+50%
2022
8.5km
2023
11.1km
2024
12.7km

ORE TONNES MINED UP 14% SINCE 2022 – BUT OFFSET BY DILUTION



160
140
120
100
80
60
40
20
0
V30 reamer and other SLOS improvements resulted in a 14% increase in ore tonnes
However, SLOS deployed in poor ground conditions has led to higher-than-planned dilution, impacting mined grade:
2022 mined grade 7.30g/t
2023 mined grade 7.08g/t
2024 mined grade 6.34g/t
Actual
Annual ave.
+14%
2022
946 kt
2023
978 kt
2024
1,178 kt

UHDF and SLOS | MITIGATING GEOTECHNICAL CHALLENGES

A) Introducing V-Seal to replace Fibrecrete


V-seal sprayed underground


Surface set-up of V-seal batching system


Preparation of underground V-seal batching chamber

C) MDX Bolt installation UG



B) Successfully executing Slots (H2 2024)


Blk08 2901L 320 17m UH Slot

D) UHDF integrated into LOM after successful trial


Block 8
Block 10
Area 0
Area 5
Area 6
Area 2
Area 7
Area 9
Area 10
Area 11
Area 8
Area 0, 2, 5, 6 and 7 need to update design
SLOS
UHDF trial Area
UHDF
Design for areas 8, 9, 10 and 11 is updated

We've taken a two-pronged approach: Improved execution of SLOS in lower-grade areas and test UHDF suitability for higher-grade areas

- ***V-Seal trial application to replace Fibrecrete***
  - Product shows suitability for our ground conditions.
  - Reduced application time improves development cycle
- ***Speeding up slot openings for SLOS***
  - Dedicated management of slot charging and blasting by AngloGold Ashanti engineer
  - Introduction of Easer-L Rig to speed up slot opening
- **Introduced dynamic MDX Bolts** to provide longer lasting support to counter squeezing ground conditions

Successful UHDF trial supports the transition to a hybrid mining approach and continued SLOS improvements underpin confidence in base production and overall production targets

UHDF | INTRODUCTION TO UHDF

Underhand Drift and Fill (UHDF) is literally horizontal development

- A central access is typically established from a footwall ramp system and a crosscut is developed to the furthest contact of the orebody
- Filling is using slack base binder (Minecem)



326 RDN1
13m
326 RDS1
44m
20m
10m
321 XCUT
12m
321 sump
326 XCUT
321 DEC
30m
43m
14m
28m

35L UHDF Area



Not filled
End of dev.
30m
Filled
Drive 1
Drive 2
4.8m
Bulkhead location
Filling line 2
Filling line 1

35L UHDF Pastefill Plan



3500
326_RDS
326_RDS_1
326_RDN
326_RDN_1
326_XCUT
325_XCUT
321_XCUT
326_STK
326_VA
320_SUMP
326_SUMP
326_DEC
321_DEC
327_STK

35L Face Positions



11025 N
11000 N
10975 N
10950 N
13000 E
13025 E
13050 E
13075 E
13100 E
Next Parallel drive
Legend
OB_GOLD_Feb19
[ABSENT]
[0,2]
[2,4]
[4,5]
[5,6]
[6,8]
[8,10]
[10,15]
[15,CEILING]

35L Grade Control Model

UHDF | INTRODUCTION TO UHDF


Pastefilled Drive (RDS)
Developed parallel Drive (RDS 1)
Meshed Paste

UHDF | PATHWAY TO OPENING UP MORE UHDF END

ROADMAP TO IMPROVING UHDF

- **Ramping up** annual development from c.4km to c.8km per year by 2028 supported by multiple work areas in Block 8, Block 10 & Block 11
- **Flexible development**, unconstrained by
  - Ground support requirement (underground V-seal batching site to accelerate development)
  - Paste fill placement (addition of second paste plant at KMS enclave)
  - Ventilation (KMSV-2 at full capacity 750m³/s)
  - Material handling (ODD 3,000t/pd, KRS 3,000t/pd, KMS 6,000t/pd)
- **Multiple working horizons** and extraction draw-points for optimum ore extraction
  - Average four extraction draw-points anticipated at any one time by 2026, six by 2029
  - Maintaining skill levels to keep pace with development requirement (dedicated crew approach)



Block 8
Block 10
Block 1
Area 0
Area 5
Area 6
Area 2
Area 9
Area 7
Area 10
Rapid Trial Area
Main Trial Area
Area 11
Area 0, 2, 5, 6 and 7 need to update design
Area 8
Legend
Current BP plan
Extra UHDF
Access UHDF

UHDF | MINE SCHEDULE

2025 TO 2028 MINE SCHEDULE

- Development ramping up from a planned c.4,000m in 2025 to c.8,000m/pa by 2028 – using dedicated crews
- Ore tonnes ramping up to from a planned c.150kt in 2025 to c.500kt/pa by 2028
- Medium term targeted mined grade: >10.0 g/t
- Ounces: ramping up a planned 50-100Koz in 2025 to 175–225Koz in 2028



CONCLUSION



OVERALL | A CLEAR PATHWAY TO 400Koz

OPTIMISING SLOS IN LOWER-GRADE AREAS + INCREASING PRODUCTION FROM UHDF IN HIGHER-GRADE AREAS
= SAFER, MORE PREDICTABLE RAMP-UP PROFILE

Critical Item	Status
Implement UHDF in high-grade areas with difficult ground condition	Complete
Deploy Easer–L Rig for Slot V30 Drilling	Complete
Complete Upgrade of Primary mine dewatering infrastructure	Complete
Run KMVS-2 Fans	Ongoing
Improve SLOS Drill and Blast Practices	Ongoing
Maximise use of Paste plant to improve stope turnover and UHDF	Ongoing
Commence hoisting through KMS	Commissioning

2025: 250koz – 300koz
- Inc. UHDF 50koz – 100koz

2026: 300koz – 350koz
- Inc. UHDF 100koz – 150koz

2027: 325koz – 375koz
- Inc. UHDF 125koz – 175koz

2028: 375koz – 425koz
- Inc. UHDF 175koz – 225koz



Estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2023 filed with the SEC.

AngloGoldAshanti

www.anglogoldashanti.com

ANDREA MAXEY
Telephone: +61 08 9435 4603
Mobile: +61 400 072 199
amaxey@anglogoldashanti.com

YATISH CHOWTHEE
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
yrchowthee@anglogoldashanti.com

INVESTOR RELATIONS
General e-mail enquiries

Investors@anglogoldashanti.com